UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 4)*

WAVE Life Sciences Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y95308105

(CUSIP Number)

Ken Takanashi

St. Luke’s Tower 12F, 8-1, Akashi-cho, Chuo-ku,

Tokyo 104-0044, Japan

+81-3-5565-6148

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With Copies To:

Morgan, Lewis & Bockius LLP

ATTN: Bradley K. Edmister

101 Park Avenue, New York, New York 10178-0060

Telephone: +1-212-309-6110

January 24, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y95308105	13D

1	NAME OF REPORTING PERSONS Shin Nippon Biomedical Laboratories, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,885,478
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,885,478

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y95308105	13D

1	NAME OF REPORTING PERSONS SNBL USA, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,386,663
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,386,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,386,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y95308105	13D

1	NAME OF REPORTING PERSONS Ken Takanashi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,894,478
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,894,478

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,894,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission on November 25, 2015, as previously amended from time to time (the “Schedule 13D”). Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The information in this Item 5(a) and in Row 13 of each cover page to this Schedule 13D with respect to SNBL, Mr. Takanashi and SNBL USA is based on an aggregate of 33,376,176 shares of the Issuer’s Ordinary Shares issued and outstanding as of January 24, 2019, as reported in the Issuer’s prospectus supplement, filed with the SEC on January 24, 2019.

(a) SNBL may be deemed to beneficially own 5,885,478 of the Issuer’s Ordinary Shares, representing 17.6% of the Issuer’s issued and outstanding shares and consisting of (i) 1,697,467 Ordinary Shares held by SNBL; (ii) 286,663 Ordinary Shares held by SNBL USA; (iii) 1,801,348 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL; and (iv) 2,100,000 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL USA.

Mr. Takanashi may be deemed to beneficially own 5,894,478 of the Issuer’s Ordinary Shares, representing 17.7% of the Issuer’s issued and outstanding shares and consisting of (i) 1,697,467 Ordinary Shares held by SNBL; (ii) 286,663 Ordinary Shares held by SNBL USA; (iii) 1,801,348 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL; (iv) 2,100,000 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL USA; and (v) 9,000 Ordinary Shares underlying options currently exercisable held by Mr. Takanashi.

SNBL USA may be deemed to beneficially own 2,386,663 of the Issuer’s Ordinary Shares, representing 7.2% of the Issuer’s issued and outstanding shares and consisting of 286,663 Ordinary Shares held by SNBL USA and 2,100,000 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL USA.

Each of the Reporting Persons expressly disclaims beneficial ownership of the securities of the Issuer owned by all other Reporting Persons except to the extent of its or his pecuniary interest therein.

(b) SNBL and Mr. Takanashi share the power to vote or dispose of the: (i) 1,697,467 Ordinary Shares held by SNBL; (ii) 286,663 Ordinary Shares held by SNBL USA; (iii) 1,801,348 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL; and (iv) 2,100,000 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL USA.

SNBL USA shares the power to vote or dispose of the 286,663 Ordinary Shares it holds and the 2,100,000 Ordinary Shares underlying immediately convertible Series A preferred shares it holds.

(c) Not applicable.

(d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, any proceeds from the sale of the Ordinary Shares of the Issuer beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

Third Amendment to December 28 Pledge Agreement

Pursuant to the Third Amendment to Pledge Agreement, dated as of June 27, 2018 (the “Third Amendment to December 28 Pledge Agreement”), to the December 28 Stock Pledge Agreement, Amendment to December 28 Pledge Agreement and Second Amendment to December 28 Pledge Agreement, dated as of December 28, 2016, June 30, 2017 and December 27, 2017, respectively, between SNBL USA and Kagoshima Bank, the secured obligations under the December 28 Stock Pledge Agreement, the Amendment to December 28 Pledge Agreement and the Second Amendment December 28 Pledge Agreement were amended to include a new loan from Kagoshima Bank to SNBL in the principal amount of ¥600,000,000 made pursuant to a loan agreement, dated as of June 27, 2018, between SNBL and Kagoshima Bank.

The foregoing description of the Third Amendment to December 28 Pledge Agreement is qualified in its entirety by reference to the full text of the Third Amendment to December 28 Pledge Agreement, which is filed herewith as Exhibit 99.14.

2018 Syndication Deed of Charge of Shares

SNBL, Kagoshima Bank and the Lenders (as defined in the 2018 Deed of Charge of Shares, dated September 14, 2018 (the “2018 Syndication Deed of Charge of Shares”), which is filed herewith as Exhibit 99.15), entered into the 2018 Syndication Deed of Charge of Shares whereby SNBL has pledged 938,846 Ordinary Shares for the benefit of the Lenders in order to secure the obligations of SNBL under a loan agreement, dated September 14, 2018, between SNBL and the Lenders.

The foregoing description of the 2018 Syndication Deed of Charge of Shares is qualified in its entirety by reference to the full text of the 2018 Syndication Deed of Charge of Shares, which is filed herewith as Exhibit 99.15.

Fourth Amendment to December 28 Pledge Agreement

Pursuant to the Fourth Amendment to Pledge Agreement, dated as of December 27, 2018 (the “Fourth Amendment to December 28 Pledge Agreement”), to the December 28 Stock Pledge Agreement, Amendment to December 28 Pledge Agreement, Second Amendment to December 28 Pledge Agreement and Third Amendment to December 28 Pledge Agreement, dated as of December 28, 2016, June 30, 2017, December 27, 2017 and June 27, 2018, respectively, between SNBL USA and Kagoshima Bank, the secured obligations under the December 28 Stock Pledge Agreement, the Amendment to December 28 Pledge Agreement, the Second Amendment to December 28 Pledge Agreement and the Third Amendment to December 28 Pledge Agreement were amended to include a new loan from Kagoshima Bank to SNBL in the principal amount of ¥600,000,000 made pursuant to a loan agreement, dated as of December 27, 2018, between SNBL and Kagoshima Bank.

The foregoing description of the Fourth Amendment to December 28 Pledge Agreement is qualified in its entirety by reference to the full text of the Fourth Amendment to December 28 Pledge Agreement, which is filed herewith as Exhibit 99.16.

Discharge and Release of Kagoshima Bank Deed of Charge of Shares

Pursuant to the Deed of Discharge and Release of Kagoshima Bank Deed of Charge of Shares, dated September 14, 2018, between SNBL and Kagoshima Bank, Kagoshima Bank discharged and released its security interest over 915,464 Ordinary Shares that were pledged by SNBL for the benefit of Kagoshima Bank, pursuant to the Kagoshima Bank Deed of Charge of Shares, dated September 15, 2017.

Discharge and Release of Syndication Deed of Charge of Shares

Pursuant to the Deed of Discharge and Release of Syndication Deed of Charge of Shares, dated September 14, 2018, between SNBL, Kagoshima Bank and the Lenders (as defined in the Syndication Deed of Charge of Shares), the Lenders discharged and released its security interest over 720,063 Ordinary Shares that were pledged by SNBL for the benefit of the Lenders, pursuant to the Syndication Deed of Charge of Shares, dated September 15, 2017.

Item 7. Materials to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 99.14: Third Amendment to December 28 Pledge Agreement, dated June 27, 2018, by and between SNBL USA and Kagoshima Bank.

Exhibit 99.15: 2018 Syndication Deed of Charge of Shares, dated September 14, 2018, by and between SNBL, Kagoshima Bank and the Lenders.

Exhibit 99.16: Fourth Amendment to December 28 Pledge Agreement, dated December 27, 2018, by and between SNBL USA and Kagoshima Bank.

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 4 is true, complete and correct.

February 14, 2019

By:	/s/ Ken Takanashi
Ken Takanashi

Shin Nippon Biomedical Laboratories, Ltd.

By:	/s/ Ken Takanashi
	Name:	Ken Takanashi
	Title:	Senior Executive Vice President

SNBL USA, Ltd.

By:	/s/ Ken Takanashi
	Name:	Ken Takanashi
	Title:	Director, President

SCHEDULE 1

The following table sets forth the name and present principal occupation or employment, for each executive officer and director of Shin Nippon Biomedical Laboratories, Ltd. Each of the executive officers and directors of Shin Nippon Biomedical Laboratories, Ltd. listed below is a citizen of Japan.

Shin Nippon Biomedical Laboratories, Ltd.

Name	Principal Business Address	Present Principal Occupation
Ryoichi Nagata	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Chairman and Executive Director, President

Toshihiko Seki	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Executive Vice Chairman

Koichiro Fukuzaki	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Executive Vice Chairman

Ken Takanashi	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Senior Executive Vice President

Hideyuki Hirama	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Senior Executive Director

Shinji Nitanda	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Senior Executive Director

Satoshi Matsumoto	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Senior Executive Director

Kazumi Uchi	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Board Director

Shinichi Fukumoto	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Board Director

Takashi Yamashita	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Board Director

SCHEDULE 2

The following table sets forth the name and present principal occupation or employment, for each executive officer and director of SNBL USA, Ltd. Each of the executive officers and directors of SNBL USA, Ltd. listed below is a citizen of Japan, except for Steven Meyer, a citizen of the United States.

SNBL USA, Ltd.

Name	Principal Business Address	Present Principal Occupation
Ryoichi Nagata	6605 Merrill Creek Parkway Everett, WA 98203	Director, Group CEO & Chairman

Ken Takanashi	6605 Merrill Creek Parkway Everett, WA 98203	Director, President

Hideshi Tsusaki	6605 Merrill Creek Parkway Everett, WA 98203	Director

Hideyuki Hirama	6605 Merrill Creek Parkway Everett, WA 98203	Director

Shinji Nitanda	6605 Merrill Creek Parkway Everett, WA 98203	Director

Steven Meyer	6605 Merrill Creek Parkway Everett, WA 98203	Director